UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 30, 2008
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ☑           Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes  ☐           No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-           .)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED
By:      /s/ Stuart MacKenzie
Name      Stuart MacKenzie
Title:       Group Secretary & General Counsel
Date: April 30, 2008

Group Overview
•	Gold production for the quarter was 139,000 oz. The scheduled shutdown of the process plant at Lihir for maintenance purposes reduced production time during the quarter by 20%.

•	Cash gold price received for the quarter increased to $928/oz, compared to $794/oz in the preceding December quarter.

•	Total cash costs increased to $462/oz for the quarter, which were higher than the expected average for the year due mainly to the impact of the plant maintenance shutdown.

•	Million Ounce Plant Upgrade project commenced.

•	Proposed merger with Equigold NL to provide significant diversification benefits and exciting growth potential.
Operational Summary
Lihir Island
•	Material movements of 13.5 million tonnes in the quarter.

•	Autoclave throughput of 961,000 tonnes.

•	Autoclave feed gold grade of 5.38 g/tonne.

•	Encouraging assay results from exploration drilling.
Ballarat Goldfields
•	Development of 930 metres for the quarter.

•	Surface and ventilation infrastructure construction well advanced.

•	On track for commercial production at year end.
Outlook
•	Previous guidance for 2008 production maintained.

•	Production in 2008 expected to be in excess of 850,000 oz, including 700-770 kozs from Lihir Island, 40-50 kozs from Ballarat, 60-70 kozs from Bonikro and 50 kozs from Mt Rawdon, assuming completion of the proposed Equigold merger.
First Quarter Production Report for the three months ended 31 March 2008 Page 1 of 12

MANAGING DIRECTOR’S REVIEW
The first quarter of 2008 saw significant progress in the growth and development of LGL with two important initiatives undertaken in the quarter:
•	Progress was made in maximising the potential of the world class Lihir Island orebody with the decision to proceed with a major upgrade of processing facilities, increasing gold production capacity to approximately one million ounces per year following commissioning in 2011.

The capital investment of $696 million is expected to lift output by an average of 240,000 ounces per year and reduce costs by approximately $80 per ounce over the remaining life of the operation. It is expected that an additional $150 million will be invested to install a further 40MW of geothermal power generation capacity to meet the increased power demand of the upgraded process plant.

The process plant expansion also will reduce operating risk and increase reliability by duplicating parts of the processing chain.

Letters of Intent (which have subsequently been upgraded to orders) were placed for long-lead items including the oxygen plant and grinding mills.
•	The company continues to grow and diversify, announcing an agreed merger with Perth-based mid-tier producer Equigold NL (EQI).

EQI has an operating mine at Mt Rawdon in Queensland, Australia, and a mine under construction at Bonikro, in Ivory Coast, West Africa, which is scheduled to commence production in July. In addition, the company has an extensive exploration portfolio in Ivory Coast.

The merger is to be achieved by a Scheme of Arrangement, with EQI shareholders to receive 33 LGL shares for every 25 EQI shares they own. The Scheme will involve the issue of 280 million LGL shares, equivalent to approximately 13% of the merged company. EQI shareholders will vote on the proposal at a Scheme meeting on 30 May 2008.
Production Overview
Lihir Island Operations
Gold production for the quarter was 139,000 ounces, with production reduced by a planned shut down of the process plant for maintenance. Scheduled for two weeks, the shut down was extended by three days to allow for additional maintenance to be carried out on the Linde oxygen plant.
While material movements and process plant throughputs were affected by various equipment availability issues in the quarter, most notably in the primary crusher and the shovel fleet, overall progress continued to be solid and the operation remains on track to achieve its stated production targets for the year.
Exploration drilling to extend the current defined ore body continues to produce encouraging results which may lead to an increase in stated resources.
LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
First Quarter Production Report for the three months to 31 March 2008 Page 2 of 12

Ballarat Operations
Progress on mine development at Ballarat continued with 930 metres of development completed during the quarter, including a record month of 456 metres in March. Major development work continues in the ventilation infrastructure including the Golden Point shaft. The focus of operations in the period continued to be on underground development rather than mining of ore, so processing was limited in the quarter. Total gold production was 663 ounces from ongoing test work and refinement of the process plant.
Diamond drilling during the quarter was focussed on stope delineation with no resource drilling undertaken.
Financial Overview
Unit costs in the first quarter were skewed by the plant maintenance shut down, which reduced output and increased costs. Rising prices for fuel and blasting consumables, along with adverse exchange rate movements, also contributed to a rise in costs. With a high proportion of fixed operating costs at Lihir, total cash costs were $462 an ounce compared with $361 in the prior quarter.
The average realised gold price for the quarter increased to $928/oz, compared with $794/oz in the fourth quarter of 2007.
Outlook
For the full year 2008, the company now expects to produce in excess of 850,000 ounces, with production boosted by the merger with Equigold, subject to completion as scheduled in June. Production from Lihir Island and Ballarat remains on track to reach between 740,000-820,000 ounces, including 40,000-50,000 ounces from Ballarat. The Bonikro operations of Equigold are scheduled to commence production in July, and will produce around 60,000-70,000 ounces this year, while Mt Rawdon production over the period from June to December is expected to contribute approximately 50,000 ounces.
Unit costs are forecast to decline during the remainder of the year, assisted by increased production rates, but are likely to be slightly higher than initial expectations due to rising diesel and HFO prices and continued weakness of the US dollar. While costs continue to increase across the mining industry, the company’s relative cost position remains very competitive, with LGL’s average total cash costs for 2008 expected to rank in the lowest quartile of the global gold companies’ cost curve.
The ongoing transformation of the company is continuing to gather momentum and I look forward to reporting a successful completion of the Equigold merger and further operational progress during the remainder of the year.

Arthur Hood
Managing Director
LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
First Quarter Production Report for the three months to 31 March 2008 Page 3 of 12

OPERATIONS REVIEW
Production Overview
Lihir Island

								Change	Change
			First	Fourth	Third	Second	First	Q1 2008	Q1 2008
			Quarter	Quarter	Quarter	Quarter	Quarter	From	From
			2008	2007	2007	2007	2007	Q4 2007	Q1 2007
Mining	High grade ore mined	kt	965	1,606	1,047	2,029	1,430	-40%	-33%
	Economic grade ore mined	kt	1,113	1,241	283	1,335	1,522	-10%	-27%
	Material moved	kt	13,518	15,231	12,547	15,575	14,907	-11%	-9%
Processing	Ore milled	kt	1,277	1,521	1,043	1,171	1,081	-16%	18%
	Autoclave feed	kt	961	1,304	965	1,200	1,117	-26%	-14%
	Autoclave grade	g Au/t	5.38	4.80	5.91	5.45	6.08	12%	-11%
	Recovery	%	81.8	81.2	82.5	90.6	90.2	1%	-9%
	Gold poured	oz	138,525	168,013	156,468	182,428	193,302	-18%	-28%
(i) Mining
Material movements in the quarter totalled 13.5 million tonnes, which, while lower than the prior quarter, was well above the historical averages for the Lihir Island operation. Mining was affected by record rainfall in January which hampered haul road and production face conditions. Shovel availability in the quarter was also lower than expected, with one of the five shovels out of production for seven weeks. Two replacement shovels, scheduled for delivery in 2009, have been brought forward, with the first of those to be brought into production in the second half of the current year.
The focus of mining activity was on the continued development of the Lienetz pit. The bulk of ore continued to come from Phase 6 with preliminary access to Phase 8 ore late in the quarter following waste stripping.
LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
First Quarter Production Report for the three months to 31 March 2008 Page 4 of 12

(ii) Processing
Increased autoclave throughput and the addition of the flotation grinding circuit have moved throughput pressures earlier in the production line, placing additional demands on the crushing circuit. This led to increased maintenance on the crusher and associated infrastructure during the quarter, reductions in crushed ore stockpiles and lower volumes of ore crushed and processed. Crusher throughput is expected to increase following the commissioning of the Abon sizer in the second quarter to more effectively process softer ores. Ore crushed and milled in the quarter was 1.3 million tonnes. The feed to the autoclaves was 961kt at 5.38g/t which included approximately 140kt of flotation concentrated produced from 450kt of ore treated in the flotation circuit.
Rectification of installation problems with the Air Liquide oxygen plant is expected to be completed by mid year lifting total oxygen capacity by 10 tonnes/hr to 82 tonnes/hr.
(iii) Exploration
Ongoing drilling at Lihir Island continued to produce encouraging results and may lead to an increase in the current resource estimate. Significant assay results received from holes targeting an area east-northeast of planned mining development are shown in the following plan. Full drilling results are included at Appendix One.
These intercepts were returned from drill holes located outside of the existing resource.
The drilling results define a broadly horizontal zone of gold mineralisation, varying in true thickness from 50 to 150 metres. Additional drilling is to be completed this year.
LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
First Quarter Production Report for the three months to 31 March 2008 Page 5 of 12

Ballarat Goldfields
Mine development
Progress on mine development continued with 930 metres of development completed during the quarter, including a record month of 456 metres in March. The focus of operations continues to be on the development of underground declines and ventilation infrastructure to facilitate the start of ore production in the fourth quarter.
Mining progress continued in the two Prince declines in the southern zone and the Woah Hawp and Sovereign declines in the central zone of the field. Additional development work continued on the ventilation infrastructure including the Golden Point shaft which was at a depth of 78 metres at quarter end. The shaft is expected to be completed by year end, reaching a depth of more than 300 metres. Additional ventilation infrastructure is being installed in the southern end of the mine, to enable development of higher grade ore zones.
Production is scheduled to begin in the fourth quarter, with the majority of ore to be sourced initially from the central zone of the field, be approximately 7-8 grams per tonne.
The new change house, administration buildings and assay laboratory were close to completion at quarter end. The new electrical sub-station at Elsworth Street has been energised and will be connected to the underground feed in May.

	Q1 08	Q4 07	Q3 07	Q2 07	Q1 07
U/G Development (m)	930	702	1,069	1,064	894
LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
First Quarter Production Report for the three months to 31 March 2008 Page 6 of 12

Processing
Approximately 10,000 tonnes of ore was processed with 2,500 tonnes of concentrate trialled through the leach circuit in the quarter. Commissioning of the leach circuit was completed and the gravity circuit and leach circuit were operated in sequence for the first time during the period.
Geology
Drilling was focussed on stope definition with no underground resource drilling for the quarter.
LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
First Quarter Production Report for the three months to 31 March 2008 Page 7 of 12

Financial data
Lihir

					Change
		First	Fourth	First	Q1 2008
		Quarter	Quarter	Quarter	From
		2008	2007	2007	Q4 2007
Gold sold	oz	129,515	179,510	188,621	-28%
Price – cash	$/oz	928	794	537	17%
Gold production	oz	138,525	168,013	193,302	-18%
Gross cash cost**	$/oz	722	547	375	32%
Total cash costs*	$/oz	462	361	263	28%

*	The above is a restatement of total costs in accordance with the Gold Institute cost standard for by-product costing.

The main difference from the prior released unit cost calculation is the inclusion of by-product credits for silver, the inclusion of carbon credits and production levy costs introduced in 2007.

**	Gross cash costs have been restated to include production levy introduced in 2007.
Ballarat

		First	Fourth	Third
		Quarter	Quarter	Quarter
		2008	2007	2007
Gold sold	oz	761	0	1,089
Price – cash	$/oz	946	—	734
Gold production	oz	663	357	523
Total Revenues
During the quarter, 130,276 ounces were sold, down from 179,510 ounces in the prior quarter, including 761 ounces from Ballarat. The average spot gold price received was $928 per ounce, up 17% from $794 per ounce in the fourth quarter of 2007.
Costs
Unit costs in the first three months were higher than the expected costs for the full year, due to the plant maintenance shutdown which increased aggregate costs and reduced production. Unit mining costs were also higher than planned due to lower tonnages of material moved and higher costs.
Aggregate cash costs increased due to rising input prices across the industry. In mining, blasting costs rose due to higher powder factors and a greater proportion of hard ore. Higher diesel and HFO prices and increased tyre expenses also added to overall costs as did adverse movements in exchange rates.
Power generation costs were significantly down on the prior quarter and the first quarter of 2007 due to increased geothermal power generation capacity being on line, however costs were nevertheless higher than expected due to one turbine being off-line increasing HFO consumption.
Total cash costs were at $462/oz, up from $361 previously after allowing for carbon credits. Unit costs are expected to reduce over the balance of the year as production normalises.
LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
First Quarter Production Report for the three months 31 March 2008 Page 8 of 12

Million ounce plant upgrade
A feasibility study into the proposed plant upgrade was completed and subsequently approved by the Board during the quarter. The upgrade will involve the installation of one additional autoclave of twice the capacity of each of the three existing autoclaves, as well as additional crushing, grinding, thickening, oxygen, leach plant and other facilities.
The capital investment for the upgrade is $696 million with an additional $150 million expected to be invested in a further 40MW of geothermal power capacity.
The expansion will increase the grinding capacity of the plant from around 6.5-7 Mt/a, to approximately 10.5-12 Mt/a, increasing annual gold output by between 200,000 oz and 300,000 oz.
Average incremental production of approximately 240,000 oz per annum is expected over the remaining 20+ year life of the operation. This is to be achieved in two ways:
•	By maximising direct feed ore to the autoclaves, the proportion of ore fed through the flotation circuit is reduced, thereby increasing gold recoveries and consequently total gold production.

•	By accelerating processing rates, bringing forward production and maximising value.
Higher annual production levels will produce significant economies of scale, leading to a reduction in unit costs of approximately US$80 per ounce.
These estimates are based on the existing resource and reserve models and the current mine plan, which have yet to be optimised for the expansion. The plant upgrade has been developed with the approach of minimising risk by utilising the same processes and technology currently in use at Lihir. A conservative approach has been taken to design and equipment specification.
A further important benefit is that increased plant throughputs will alleviate pressures to selectively mine and feed higher grade ore, improving operational consistency and reducing sensitivities to short term variations in ore gold grade. Furthermore, duplication of key elements in the processing chain will create operational flexibility, adding redundancy and delivering increased plant utilization.
Merger with Equigold NL
On 20 March 2008, LGL and Equigold NL announced their intention to merge, creating a global pure gold company with a diversified portfolio of high quality operations, a strong financial base and an exceptional growth profile.
The combined group will have world class assets in Australia, West Africa and Papua New Guinea, producing in excess of 1.2 million ounces of gold a year from 2009 at a cash cost in the lowest quartile of global producers.
The merger is to be achieved through a Scheme of Arrangement, with Equigold shareholders to receive 33 LGL shares for each 25 Equigold shares they own. Equigold shareholders will receive a Scheme booklet in early May and vote on the proposal at a Scheme meeting on 30 May 2008. The booklet contains an independent expert’s will report from KPMG Corporate Finance, which has assessed the proposed merger and concluded that, on balance, the Scheme is in the best interests of Equigold shareholders.
The merger will bring significant benefits to each of the companies and their shareholders. Directors of Equigold and LGL have unanimously supported the proposed merger. Equigold Directors intend to vote the shares they own or control in favour of the Scheme (in the absence of a superior proposal).
LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
First Quarter Production Report for the three months to 31 March 2008 Page 9 of 12

Appendix One

Assay results for the quarter ended 31 March 2008:

Hole ID	EAST	NORTH	RL	Azmiuth	Dip	TD	From	To	Aug g/t	S%	Interval
DDHL1507	9391	5066	1005	180	-65	300.8	120	126	1.86	5.74	6m @ 1.86g/t Au & 5.74% S
							138	188	2.72	3.88	50m @ 2.72g/t Au & 3.88% S
							200	301	2.99	1.37	101m @ 2.99g/t Au & 1.37% S
DDHL1508	9434	4917	1022	180	-65	300.0	94	158	2.73	4.61	64m @ 2.73g/t Au & 4.61% S
							166	232	2.66	3.22	66m @ 2.66g/t Au & 3.22% S
							248	300	2.64	1.98	52m @ 2.64g/t Au & 1.98% S
DDHL 1509	9459	4978	1005	180	-70	300.0	12	16	1.89	1.96	4m @ 1.89g/t Au & 1.96% S
							48	258	3.40	4.73	210m @ 3.4g/t Au & 4.73% S
DDHL1510	9492	4950	1005	180	-65	301.0	80	90	1.68	2.83	10m @ 1.68g/t Au & 2.83% S
							114	300	2.84	4.05	186m @ 2.84g/t Au & 4.05% S
DDHL1511	9314	4966	1035	180	-70	250.0	6	18	3.22	7.71	12m @ 3.22g/t Au & 7.71% S
							26	32	1.82	8.88	6m @ 1.82g/t Au & 8.88% S
							218	230	2.225	3.71	12m @ 2.25g/t Au & 3.71% S
							242	248	2.36	0.98	6m @ 2.36g/t Au & 0.98% S
DDHL 1512	9557	4916	1005	180	-80	310.5	46	52	1.70	5.29	6m @ 1.7g/t Au & 5.29% S
							60	70	2.10	6.44	10m @ 2.1g/t Au & 6.44% S
							88	96	1.71	5.91	8m @ 1.71g/t Au & 5.91% S
							98	102	2.29	6.82	4m @ 2.29g/t Au & 6.82% S
							110	196	3.96	5.78	86m @ 3.96g/t Au & 5.78% S
							208	274	4.18	4.89	66m @ 4.18g/t Au & 4.89% S
							288	294	1.55	3.83	6m @ 1.55g/t Au & 3.83% S
DDHL 1513	9313	4878	1053	180	-70	250.0	12	18	1.60	4.14	6m @ 1.6g/t Au & 4.14% S
							28	36	3.43	5.05	8m @ 3.43g/t Au & 5.05% S
							48	54	2.34	6.81	6m @ 2.34g/t Au & 6.81% S
							74	92	1.85	4.29	18m @ 1.85g/t Au & 4.29% S
							108	138	1.99	2.43	30m @ 1.99g/t Au & 2.43% S
DDHL 1514	9216	4884	1050	180	-65	369.7	42	48	1.79	6.28	6m @ 1.79g/t Au & 6.28% S
							60	80	2.13	6.93	20m @ 2.13g/t Au & 6.93% S
							142	148	3.73	5.23	6m @ 3.73g/t Au & 5.23% S
							156	176	2.87	7.15	20m @ 2.87g/t Au & 7.15% S
							188	194	2.47	7.72	6m @ 2.47g/t Au & 7.72% S
							208	218	3.71	11.27	10m @ 3.71g/t Au & 11.27% S
							230	248	1.36	5.69	18m @ 1.36g/t Au & 5.69% S
							312	318	1.91	4.96	6m @ 1.91g/t Au & 4.96% S
							332	350	1.45	5.80	18m @ 1.45g/t Au & 5.8% S
							360	369.7	3.48	3.30	10m @ 3.48g/t Au & 3.3% S
DDHL 1515	9240	5044	1007	180	-65	300.0	116	140	2.58	4.07	24m @ 2.58g/t Au & 4.07% S
							152	180	1.89	4.53	28m @ 1.89g/t Au & 4.53% S
							188	214	2.13	3.14	26m @ 2.13g/t Au & 3.14% S
							222	236	3.36	4.45	14m @ 3.36g/t Au & 4.45% S
							250	270	1.64	3.49	20m @ 1.64g/t Au & 3.49% S
							288	300	1.73	5.31	12m @ 1.73g/t Au & 5.31% S
DDHL 1516	9239	4899	1049	180	-70	300.0	10	20	4	7.82	10m @ 4g/t Au & 7.82% S
							52	86	1.97	4.29	34m @ 1.97g/t Au & 4.29% S
							148	152	2.13	3.67	4m @ 2.13g/t Au & 3.67% S
							162	232	11.42	7.02	70m @ 11.42g/t Au & 7.02% S
							286	292	2.02	3.31	6m @ 2.02g/t Au & 3.31% S
DDHL 1517	9529	4928	1006	180	-65	315.0	22	30	5.42	3.59	8m @ 5.42g/t Au & 3.59% S
							76	286	3.6	4.89	210m @ 3.6g/t Au & 4.89% S
							300	315	1.58	3.69	15m @ 1.58g/t Au & 3.69% S
DDHL 1518	9281	4956	1038	180	-85	292.0	14	18	2.95	7.95	4m @ 2.95g/t Au & 7.95% S
							22	26	2.31	8.91	4m @ 2.31g/t Au & 8.91% S
							32	36	1.82	8.72	4m @ 1.82g/t Au & 8.72% S
							168	172	3.07	4.63	4m @ 3.07g/t Au & 4.63% S
							216	248	1.29	2.59	32m @ 1.29g/t Au & 2.59% S
							272	288	1.66	1.75	16m @1.66g/t Au & 1.75% S
DDHL 1519	9216	5024	1007	180	-65	288.8	152	224	3.28	5.5	72m @ 3.28g/t Au & 5.5% S
							276	289	1.75	5.16	13m @ 1.75g/t Au & 5.16% S
DDHL 1520	9179	4861	1051	180	-65	351.9	102	114	1.65	5.13	12m @ 1.65g/t Au & 5.13% S
							124	146	2.69	5.13	22m @ 2.69g/t Au & 5.13% S
							158	228	2.71	7.47	70m @ 2.71g/t Au & 7.47% S
							252	262	2	4.61	10m @ 2g/t Au & 4.61% S
							328	340	1.81	7.08	12m @ 1.81g/t Au & 7.08% S
							348	350	5.1	4.68	2m @ 5.1g/t Au & 4.68% S
DDHL 1521	9138	4769	1042	180	-65	350.0	162	278	2.61	6.03	116m @ 2.61g/t Au & 6.03% S

First Quarter Production Report for the three months to 31 March 2008 Page 10 of 12

FURTHER INFORMATIONt
Contact for investor information:
Joe Dowling
GM Corporate Affairs
Tel: 07 3318 3308
Mobile: +61 421 587 755
Email: joe.dowling@lglgold.com
Joel Forwood
Manager Investor Relations
Tel: 07 3318 3331
Mobile: +61 438 576 879
Email: joel.forwood@lglgold.com
Web site: www.lglgold.com
Shareholder enquiries:
Queries related to share registry matters
should be directed to:
Computershare Investor Services
Level 19, 307 Queen Street
Brisbane, Queensland 4000
Tel: 1300 552 270 or +61 7 3237 2100
Fax: +61 7 3237 2152
Web site: www.computershare.com
E-mail: taylor.fam@computershare.com.au
ADR depositary:
The Bank of New York
Depositary Receipts Divison
101 Barclay St, 22nd Floor
New York, New York 10286 USA
Tel: +1 212 815 3700
Fax: +1 212 571 3050
Web site: www.adrbny.com
Principal office
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
Corporate office
Level 9, AAMI Building
500 Queen St
Brisbane, Australia
Stock exchange listings
Australian Stock Exchange (LGL)
NASDAQ National Market (LIHR)
Port Moresby Stock Exchange (LGL)
Toronto Stock Exchange (LGG)
Issued capital
The current ordinary issued capital of the company is:
• 1,907,781,743 ordinary shares
     • 161,527,405 B class shares, and
     • 585,984 restricted executive shares
Directors
Ross Garnaut – Chairman
Arthur Hood – Managing Director
Geoff Loudon
Peter Cassidy
Winifred Kamit
Bruce Brook
Alister Maitland
Mike Etheridge
Group Secretary
Stuart MacKenzie
LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
First Quarter Production Report for the three months to 31 March 2008 Page 11 of 12

Forward Looking Statements
This presentation may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Limited (“LGL”), which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in LGL’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission (“SEC”).
Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. LGL’s wholly owned subsidiary Ballarat Goldfields Pty Ltd does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated.
LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this presentation should not be regarded as a representation by any person that they will be achieved.
The foregoing material is a presentation of general background information about LGL’s activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.
Some of the information contained in this presentation includes certain un-audited non-GAAP (where GAAP means “generally accepted accounting principles”) measures, such as “cash costs”. Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of LGL’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, LGL’s measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of LGL. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.
Competent Person
The information in this report that relates to Mineral Resources or Ore Reserves at LGL is based on information compiled by Roy Kidd who is a member of the Australian Institute of Geoscientists, and David Grigg who is a member of the Australian Institute of Geoscientists, and David Grigg who is a member of the Australian Institute of Mining and Metallurgy. Roy Kidd is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Eddition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Roy Kidd consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.
David Grigg is a full time employee of Lihir Gold Limited in the role of Superintendent Mine Planning for the company. David Grigg has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as define in the 2004.Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. David Grigg consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.
This report is to be read in accordance with and subject to LGL’s most recently filed updated reserves and resources statement available from LGL’s website www.lglgold.com or on the company announcements page of the ASX www.asx.com.au.
Note to U.S. Investors
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their fillings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. LGL uses certain or terms on this website, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filing with the SEC. U.S. Investors are urged to consider closely the disclosure in LGL’s most recent Form 20-F, which may be secured from LGL, or from the SEC’s website at www.sec.gov/edgar.shtml.
Note to Canadian Investors
Canadian Investors – for further information in relation to the calculation of reserves and resources with respect to LGL’s Lihir operation, please refer to the Lihir Gold Limited (TSX:LGG) Technical Report (NI 43-101) dated 18 September 2007 available on SEDAR (www.sedar.com).
LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
First Quarter Production Report for the three months to 31 March 2008 Page 12 of 12